Via Facsimile and U.S. Mail
Mail Stop 6010

March 14, 2008

Mr. A. George Kallop
President and Chief Executive Officer
NYMAGIC, INC.
919 Third Avenue
New York, NY 10022

   Re: NYMAGIC, INC.
     Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 1-11238

Dear Mr. Kallop:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Carlton E. Tartar
       Branch Chief